Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Corus Entertainment announces second quarter results

    <<
    - Earnings per share of $0.46 for second quarter, up from a loss of $1.54 in the prior year
    - Combined Radio and Television revenues up 6% for quarter and 7% for year-to-date
    - Combined Radio and Television segment profit up 10% for quarter and 12%
      for year-to-date
    - Positive segment profit from Content
    >>

    TORONTO, April 3 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced second quarter financial results today, led by strong revenue growth from its broadcasting businesses.

    "Excellent specialty television advertising growth and solid segment profit contribution from all our divisions contributed to our strong second quarter results," said John Cassaday, President and Chief Executive Officer,
Corus Entertainment Inc.

    Second Quarter Results
    ----------------------

    Consolidated revenues for the second quarter ended February 28, 2007 were
$174.7 million, up 6% from $164.4 million last year. Consolidated segment profit was $47.3 million, up 12% from $42.2 million last year. Net income for the quarter was $19.5 million ($0.46 basic and $0.45 diluted), compared to a loss of $65.7 million (loss of $1.54 basic and diluted) last year. The prior year's quarter included a pre-tax debt refinancing loss of $132.0 million.

    Corus Television contributed quarterly revenues of $100.2 million, up 8%
from $92.9 million last year, led by continued specialty advertising growth of
14% and subscriber revenue growth of 7%. Quarterly segment profit increased to
$40.8 million, up 12% from $36.5 million last year.

    Corus Radio revenues were $58.8 million, up 2% from $57.8 million last year. Segment profit was $9.9 million, up 5% from $9.5 million last year.

    Corus Content revenues were $17.3 million, up 15% from $15.1 million last year. Segment profit was $2.1 million, compared to $1.8 million last year.

    Year-to-date Results
    --------------------

    Consolidated revenues for the six months ended February 28, 2007 were
$383.9 million, up 7% from $359.7 million last year. Consolidated segment profit was $127.2 million, up 14% from $111.9 million last year. Net income for the six months was $56.2 million ($1.33 basic and $1.30 diluted), compared to a loss of $34.3 million (loss of $0.80 basic and diluted) last year. The prior year's six-month period included a pre-tax debt refinancing loss of
$132.0 million.

    Corus Television, led by specialty advertising growth of 13% and subscriber growth of 9%, contributed six-month revenues of $222.8 million, up
9% from $204.4 million last year. Movie Central increased its subscriber base from 822,000 at August 31, 2006 to 870,000 at the end of the second quarter, an increase of 9% from the same time last year. Segment profit for the six-month period increased to $101.3 million, up 14% from $89.0 million last year.

    Corus Radio revenues were $134.4 million for the six-month period, up 3%
from $130.2 million last year. Segment profit was $33.6 million, up 7% from
$31.4 million last year.

    Corus Content revenues were $29.1 million, up 3% from $28.2 million last year. Segment profit for the six-month period was $3.1 million, up from
$1.8 million last year.

    Corus has continued to purchase shares under its Normal Course Issuer Bid announced in fiscal 2006 and renewed in February 2007. In the first six months of fiscal 2007, the Company purchased for cancellation 62,900 Class B
Non-Voting Shares at an average price of $41.28 per share.

    Corus Entertainment Inc. reports in Canadian dollars.

    About Corus Entertainment Inc.

    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    The unaudited consolidated financial statements and accompanying notes for the six months ended February 28, 2007 and Management's Discussion and
Analysis are available on the Company's website at
http://www.corusent.com/corporate/investor_information/press_releases.asp.

    A conference call with Corus senior management is scheduled for April 3,
2007 at 9 a.m. ET/8 a.m. CT/7 a.m. MT/6 a.m. PT. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call is 1-800-475-3716. PowerPoint slides for the call will be posted at 8:45 a.m. ET on April 3 and can be found on the
Corus Entertainment website at
http://www.corusent.com/corporate/investor_information/index.asp.

    This statement contains forward-looking information and should be read subject to the following cautionary language:

    To the extent any statements made in this press release contain information that is not historical; these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate",
"expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.
Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

    <<
                           CORUS ENTERTAINMENT INC.
                         CONSOLIDATED BALANCE SHEETS

                                                        As at        As at
    (unaudited)                                      February 28,  August 31,
    (in thousands of Canadian dollars)                  2007         2006
    -------------------------------------------------------------------------
    ASSETS
    Current
    Cash and cash equivalents                             36,737      43,636
    Accounts receivable                                  156,161     142,934
    Prepaid expenses and other                             9,210       7,332
    Program and film rights                              114,955     104,723
    Future tax asset                                      16,739      14,535
    -------------------------------------------------------------------------
    Total current assets                                 333,802     313,160
    -------------------------------------------------------------------------

    Tax credits receivable                                19,608      13,226
    Investments and other assets                          30,353      29,642
    Property, plant and equipment, net                    77,517      78,417
    Program and film rights                              102,264      79,380
    Film investments                                      64,015      60,779
    Deferred charges                                       4,700       5,655
    Broadcast licenses                                   519,075     505,212
    Goodwill                                             790,813     756,738
    -------------------------------------------------------------------------
                                                       1,942,147   1,842,209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current
    Accounts payable and accrued liabilities             188,029     176,384
    Income taxes payable                                   3,139       4,583
    -------------------------------------------------------------------------
    Total current liabilities                            191,168     180,967
    -------------------------------------------------------------------------

    Long-term debt                                       621,236     596,362
    Deferred credits                                      25,866      28,691
    Future tax liability                                  95,210      80,447
    Other long-term liabilities                           22,039      26,865
    Non-controlling interest                              12,547      11,379
    -------------------------------------------------------------------------
    Total liabilities                                    968,066     924,711
    -------------------------------------------------------------------------

    SHAREHOLDERS' EQUITY
    Share capital                                        887,821     870,563
    Contributed surplus                                    8,450       6,878
    Retained earnings                                     88,329      51,585
    Cumulative translation adjustment                    (10,519)    (11,528)
    -------------------------------------------------------------------------
    Total shareholders' equity                           974,081     917,498
    -------------------------------------------------------------------------
                                                       1,942,147   1,842,209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
       CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

    (unaudited)
    (in thousands of              Three months ended       Six months ended
     Canadian dollars                February 28,            February 28,
     except per share amounts)     2007        2006        2007        2006
    -------------------------------------------------------------------------
    Revenues                     174,729     164,388     383,927     359,729
    Direct cost of sales,
     general and administrative
     expenses                    127,409     122,237     256,690     247,827
    Depreciation                   5,336       4,988      10,502      10,026
    Amortization                     389         631         955       1,483
    Interest on long-term debt     9,035      11,076      17,907      25,540
    Debt refinancing loss              -     131,951           -     131,951
    Other expense (income), net       41        (573)      6,563      (1,251)
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and non-controlling
     interest                     32,519    (105,922)     91,310     (55,847)
    Income tax expense
     (recovery)                   11,768     (41,113)     32,406     (23,362)
    Non-controlling interest       1,208         923       2,692       1,840
    -------------------------------------------------------------------------
    Net income (loss) for
     the period                   19,543     (65,732)     56,212     (34,325)

    Retained earnings, beginning
     of period                    78,451      80,077      51,585      50,802
    Dividends                     (9,151)     (4,264)    (18,192)     (6,396)
    Share repurchase excess         (514)     (3,079)     (1,276)     (3,079)
    -------------------------------------------------------------------------
    Retained earnings, end
     of period                    88,329       7,002      88,329       7,002
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per share
       Basic                       $0.46      $(1.54)      $1.33      $(0.80)
       Diluted                      0.45       (1.54)       1.30       (0.80)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of
     shares outstanding
     (in thousands)
      Basic                       42,269      42,802      42,169      42,805
      Diluted                     43,450      42,802      43,292      42,805
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

    (unaudited)                   Three months ended       Six months ended
    (in thousands of                 February 28,             February 28,
     Canadian dollars)             2007        2006        2007        2006
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income (loss) for
     the period                   19,543     (65,732)     56,212     (34,325)
    Add (deduct) non-cash items:
      Depreciation                 5,336       4,988      10,502      10,026
      Amortization of program
       and film rights            33,963      31,246      66,164      60,135
      Amortization of film
       investments                11,100       6,645      18,968      14,150
      Other amortization             389         631         955       1,483
      Future income taxes          5,329     (47,958)      8,047     (44,107)
      Non-controlling interest     1,208         923       2,692       1,840
      Foreign exchange
       losses (gains)                 13        (325)         33        (325)
      Stock-based compensation     4,132       2,104       6,051       3,787
      Debt refinancing loss            -     131,951           -     131,951
      Other                         (173)        816         537       1,153
    Net change in non-cash
     working capital balances
     related to operations        (6,664)     17,694     (31,640)    (22,815)
    Payment of program and
     film rights                 (40,958)    (34,058)    (78,904)    (62,382)
    Net additions to film
     investments                 (15,116)     (9,205)    (29,502)    (21,953)
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                   18,102      39,720      30,115      38,618
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Additions to property,
     plant and equipment          (4,061)     (6,728)     (9,553)     (7,963)
    Business combinations              -           -     (46,645)          -
    Increase (decrease) in
     other investments, net         (130)        258         (76)       (239)
    Decrease in public benefits
     associated with
     acquisitions                 (1,345)     (2,321)     (2,603)     (4,046)
    Proceeds from sale of assets   1,471       1,569       1,471      10,569
    -------------------------------------------------------------------------
    Cash provided used in
     investing activities         (4,065)     (7,222)    (57,406)     (1,679)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in
     bank loans                  (24,696)    633,354      24,931     633,354
    Notes repurchase and swap
     termination                     (81)   (726,621)        (81)   (726,621)
    Additions to deferred
     financing charges                 -      (6,000)          -      (6,000)
    Decrease in other long-term
     liabilities                    (162)       (176)       (330)       (352)
    Issuance of shares under
     stock option plan            15,689       2,404      17,837       2,574
    Shares repurchased            (1,014)     (7,649)     (2,597)     (7,649)
    Dividends paid                (9,039)     (2,132)    (18,078)     (2,132)
    Dividends paid to
     non-controlling interest     (1,524)       (630)     (1,524)       (630)
    Other                            234         230         234         230
    -------------------------------------------------------------------------
    Cash provided by (used in)
     financing activities        (20,593)   (107,220)     20,392    (107,226)
    -------------------------------------------------------------------------

    Net decrease in cash and
     cash equivalents during
     the period                   (6,556)    (74,722)     (6,899)    (70,287)
    Cash and cash equivalents,
     beginning of period          43,293     142,521      43,636     138,086
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                36,737      67,799      36,737      67,799
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                         BUSINESS SEGMENT INFORMATION

    Three months ended February 28, 2007

                                Tele-                        Elimi-    Conso-
                     Radio    vision   Content Corporate   nations   lidated
    -------------------------------------------------------------------------
    Revenues        58,836   100,168    17,320         -    (1,595)  174,729
    Direct cost of
     sales, general
     and adminis-
     trative
     expenses       48,888    59,364    15,191     5,642    (1,676)  127,409
    -------------------------------------------------------------------------
    Segment profit   9,948    40,804     2,129    (5,642)       81    47,320
    Depreciation     1,454     2,012       881       989         -     5,336
    Amortization         -        89         -       300         -       389
    Interest on
     long-term debt      -         -         -     9,035         -     9,035
    Other expense
     (income), net     316       (38)      465      (702)        -        41
    -------------------------------------------------------------------------
    Income (loss)
     before income
     taxes and non-
     controlling
     interest        8,178    38,741       783   (15,264)       81    32,519
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Three months ended February 28, 2006

                                Tele-                        Elimi-    Conso-
                     Radio    vision   Content Corporate   nations   lidated
    -------------------------------------------------------------------------
    Revenues        57,784    92,897    15,054         -    (1,347)  164,388
    Direct cost of
     sales, general
     and adminis-
     trative
     expenses       48,280    56,403    13,263     5,815    (1,524)  122,237
    -------------------------------------------------------------------------
    Segment profit   9,504    36,494     1,791    (5,815)      177    42,151
    Depreciation     1,621     1,870       698       799         -     4,988
    Amortization         -       188         -       443         -       631
    Interest on
     long-term debt      -         -         -    11,076         -    11,076
    Debt refinancing
     loss                -         -         -   131,951         -   131,951
    Other expense
     (income), net     150       318        (2)   (1,039)        -      (573)
    -------------------------------------------------------------------------
    Income (loss)
     before income
     taxes and non-
     controlling
     interest        7,733    34,118     1,095  (149,045)      177  (105,922)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Six months ended February 28, 2007

                                Tele-                        Elimi-    Conso-
                     Radio    vision   Content Corporate   nations   lidated
    -------------------------------------------------------------------------
    Revenues       134,427   222,809    29,066         -    (2,375)  383,927
    Direct cost of
     sales, general
     and adminis-
     trative
     expenses      100,830   121,523    25,930    11,040    (2,633)  256,690
    -------------------------------------------------------------------------
    Segment profit  33,597   101,286     3,136   (11,040)      258   127,237
    Depreciation     2,823     4,003     1,725     1,951         -    10,502
    Amortization         -       355         -       600         -       955
    Interest on
     long-term debt      -         -         -    17,907         -    17,907
    Other expense
     (income), net     751     5,378     1,687    (1,253)        -     6,563
    -------------------------------------------------------------------------
    Income (loss)
     before income
     taxes and non-
     controlling
     interest       30,023    91,550      (276)  (30,245)      258    91,310
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Six months ended February 28, 2006

                                Tele-                        Elimi-    Conso-
                     Radio    vision   Content Corporate   nations   lidated
    -------------------------------------------------------------------------
    Revenues       130,176   204,352    28,158         -    (2,957)  359,729
    Direct cost of
     sales, general
     and adminis-
     trative
     expenses       98,809   115,307    26,365    10,600    (3,254)  247,827
    -------------------------------------------------------------------------
    Segment profit  31,367    89,045     1,793   (10,600)      297   111,902
    Depreciation     3,189     3,674     1,449     1,714         -    10,026
    Amortization         -       376         -     1,107         -     1,483
    Interest on
     long-term debt      -         -         -    25,540         -    25,540
    Debt refinancing
     loss                -         -         -   131,951         -   131,951
    Other expense
     (income), net     284       338        (4)   (1,869)        -    (1,251)
    -------------------------------------------------------------------------
    Income (loss)
     before income
     taxes and non-
     controlling
     interest       27,894    84,657       348  (169,043)      297   (55,847)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00013131EF          %CIK: 0001100868

    /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 07:00e 03-APR-07